                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                   FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL
      YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES AND EXCHANGE ACT OF 1934


                           COMMISSION FILE NO. 0-2525

A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

           Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                               Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287


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                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                Page
                                                                                                ----
        Report of Independent Auditors                                                            3

        Statements of Financial Condition -
          December 31, 1996 and 1995                                                              4

        Statements of Income and Changes in Plan Equity -
          For the years ended December 31, 1996, 1995, and 1994                                   5

        Notes to Financial Statements                                                             6

        Exhibit
          Consent of Independent Auditors                                                        10

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                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust
(the "Plan") as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust at December 31, 1996 and 1995, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                        /s/ ERNST & YOUNG LLP

Columbus, Ohio
March 21, 1997

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
                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                                                                                 December 31,
                                                                           1996                 1995
                                                                       ----------            ----------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 96,668 shares in
  1996 and 82,602 shares in 1995;
  Cost: $1,328,622 in 1996
  and $1,136,879 in 1995 (Note 4)                                       $2,549,615            $1,982,452

Accrued dividends and interest receivable                                   19,047                16,088

Cash and cash equivalents (Note 2)                                          20,252                20,512
                                                                        ----------            ----------
        TOTAL ASSETS                                                    $2,588,914            $2,019,052
                                                                        ==========            ==========

LIABILITIES AND PLAN EQUITY

Stock purchase payable                                                  $   20,246            $   20,485

Plan Equity                                                              2,568,668             1,998,567
                                                                        ----------            ----------
        TOTAL LIABILITIES AND PLAN EQUITY                               $2,588,914            $2,019,052
                                                                        ==========            ==========


See notes to financial statements.

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

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                                             Year ended December 31,
                                                                  1996                1995             1994
                                                               ----------          ----------       ----------
Investment income:

  Cash dividends on Huntington Bancshares
     Incorporated Common Stock                                 $   72,117          $   59,321       $   43,860
  Interest                                                            163                 238              308
                                                               ----------          ----------       ----------
                                                                   72,280              59,559           44,168

Realized gains on investments (Note 4)                             66,836              14,072            4,341

Unrealized appreciation (depreciation)
  of investments (Note 4)                                         375,420             560,324         (115,745)

Contributions:

  Employees                                                       123,143             116,468          112,242
  Employer                                                         92,358              87,362           84,183
                                                               ----------          ----------       ----------
                                                                  215,501             203,830          196,425

Withdrawals                                                      (159,936)            (42,685)        ( 10,723)
                                                               ----------          ----------       ----------
Net increase in Plan Equity                                       570,101             795,100          118,466

Plan Equity - Beginning of Period                               1,998,567           1,203,467        1,085,001
                                                               ----------          ----------       ----------
Plan Equity - End of Period                                    $2,568,668          $1,998,567       $1,203,467
                                                               ==========          ==========       ==========


See notes to financial statements.

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

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1996

Note 1 - Summary of Accounting Policies

Description of the Plan

Huntington Bancshares Incorporated ("Huntington") adopted the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the "Plan") effective March 1, 1989. Huntington subsequently amended the Plan on May 24, 1989, and February 9, 1990. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington Trust Company, National Association (the "Trustee"). The purpose of the Plan is to provide a supplemental savings program for employees of Huntington and its participating affiliates who are subject to restrictions on the amount of contributions they can make to the Huntington Stock Purchase and Tax Savings Plan because of the annual limitation on elective deferrals and the limitation on the amount of compensation that can be taken into account under such a tax qualified plan.

Each eligible employee may elect to have all or any portion of the pre-tax matched contributions that he or she elected to defer under the Huntington Stock Purchase and Tax Savings Plan, but which cannot be allocated to his or her pre-tax account under such plan because of the annual limitation on deferrals imposed by applicable tax laws, allocated to his or her account under the Plan.

Concurrently with the payment of the participant's supplemental pre-tax matched contributions, his or her employer shall make a matching contribution to the Plan on behalf of the participant equal to 75% of the participant's supplemental pre-tax matched contributions. Matching contributions may be made in the form of cash or Huntington Bancshares Incorporated common stock ("Common Stock"), or a combination thereof.

Amounts held in the trust fund are invested by the Trustee in Common Stock. The Trustee maintains a separate account for each participant which reflects such participant's share of assets held in the Plan. Employee and employer contributions are fully vested at all times.

Distributions are made in a lump sum upon death or termination of employment with Huntington or its affiliates.

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

The Plan is administered by the Stock Purchase Plan Committee (the "Committee"), which is appointed by Huntington's Board of Directors. None of the members of the Committee receives compensation from the assets of the Plan.

Huntington's Board of Directors may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of participants to amounts previously credited to their accounts.

Investments

The Trustee invests contributed amounts solely in Common Stock. These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The cost of specific investments sold is used to compute realized gains and losses.

Withdrawals

Withdrawals in the form of Common Stock are reported at market value.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $8,083, $6,502, and $5,335, for 1996, 1995, and 1994, respectively.

Note 2 - Cash Equivalents

The Plan temporarily invests cash and cash equivalents in Huntington Trust Company, National Association sponsored Monitor Money Market Funds.


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

Note 3 - Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when Common Stock is purchased for a participant's account, or when dividends are paid to a participant's account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

Huntington is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

Note 4 - Net Realized and Unrealized Appreciation (Depreciation) of Investments

The following tables summarize the net realized and unrealized appreciation (depreciation) of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1996:

                                                                   1996               1995            1994
                                                               ------------        -----------     -----------
Aggregate proceeds                                             $   159,936         $    42,648     $    10,646
Aggregate cost                                                      93,100              28,576           6,305
                                                               -----------         -----------     -----------
Net realized gains                                             $    66,836         $    14,072     $     4,341
                                                               ===========         ===========     ===========


                                                                    1996               1995            1994
                                                               -----------          ----------      ----------
Market value                                                    $2,549,615          $1,982,452      $1,169,900
Cost                                                             1,328,622           1,136,879         884,651
                                                                ----------          ----------      ----------
Accumulated unrealized appreciation                             $1,220,993          $  845,573      $  285,249
                                                                ==========          ==========      ==========
Change in accumulated unrealized
  appreciation between years                                    $  375,420          $  560,324      $(115,745)
                                                                ==========          ==========      ==========


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



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

Date:  March 28, 1997               By: /s/ Leslie P. Ridout
                                       ---------------------------------------
                                        Leslie P. Ridout
                                        Executive Vice President
                                        Huntington Bancshares Incorporated


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